SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Flora Growth Corp.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

339764102

(CUSIP Number)

CLIFFORD STARKE

PH Park Loft #2006

Via Porras 75 San Francisco

Panama City, Panama

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

MARSHALL EIDINGER

BENNETT JONES LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, Ontario, M5X 1A4

(416) 777-5389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1                The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339764102

1	NAME OF REPORTING PERSON

CLIFFORD STARKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,717,813 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,717,813 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,813 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 2,922,889 common shares, no par value per share (“Common Shares”), of Flora Growth Corp. (the “Issuer”) held by Clifford Starke directly; (ii) 671,583 Common Shares held by BTF Investments, Inc., of which Mr. Starke is the sole officer, director and equity owner; (iii) 6,006,934 Common Shares held by Hampstead Private Capital Limited, of which Mr. Starke is the sole officer, director and equity owner and (iv) 116,407 Common Shares held by YT Research, Inc., of which Mr. Starke is the sole officer, director and equity owner.

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CUSIP No. 339764102

1	NAME OF REPORTING PERSON

DANY VAIMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		436,529
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

436,529
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

436,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 339764102

1	NAME OF REPORTING PERSON

EDWARD WOO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		344,132 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

344,132 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,132 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 303,713 Common Shares directly, including 100,000 Common Shares underlying certain stock options issued to Mr. Woo in his capacity as a director of the Issuer and (ii) 40,419 Common Shares held by 1317433 B.C Ltd, of which Mr. Woo is the sole officer, director and equity owner.

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CUSIP No. 339764102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Clifford Starke, as the President and a member of the board of directors (the “Board”) of the Issuer;

(ii)	Dany Vaiman, as the Senior Vice President of Finance of the Issuer; and

(iii)	Edward Woo, as a member of the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of Mr. Starke is PH Park Loft #2006, Via Porras 75 San Francisco Panama City, Panama. The business address of Mr. Vaiman is 3406 SW 26th Terrace C1, Fort Lauderdale, FL 33312, United States. The business address of Mr. Woo is 3406 SW 26th Terrace C1, Fort Lauderdale, FL 33312, United States.

(c)       Mr. Starke’s principal occupation is serving as the President and a member of the Board of the Issuer and as Chairman and CEO of Hampstead Private Capital Ltd. Mr. Vaiman’s principal occupation is serving as the Senior Vice President of Finance of the Issuer. Mr. Woo’s principal occupation is serving as a member of the Board of the Issuer.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Starke, Vaiman and Woo are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On December 23, 2022, the Issuer completed its previously reported acquisition of all the issued and outstanding common shares (the “Franchise Common Shares”) of Franchise Global Health Inc., a corporation existing under the laws of the Province of British Columbia (“Franchise”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to that certain Arrangement Agreement, dated October 21, 2022, by and between Flora and Franchise (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, at completion of the Arrangement, Flora acquired the Franchise Common Shares in exchange for 43,525,951 of the Common Shares.

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CUSIP No. 339764102

In connection with the closing of the Arrangement, Mr. Starke exchanged 33,048,693 Franchise Common Shares for 9,617,813 Common Shares. Additionally, on December 23, 2022, Flora issued 100,000 shares of restricted common shares to Mr. Starke pursuant to a consulting agreement of even date therewith between Flora and Mr. Starke (the “Consulting Agreement”). Such restricted shares vest on December 23, 2023.

In connection with the closing of the Arrangement, Mr. Vaiman exchanged 1,500,000 Franchise Common Shares for 436,529 Common Shares.

In connection with the closing of the Arrangement, Mr. Woo exchanged 838,888 Franchise Common Shares for 244,132 Common Shares.

The 100,000 Common Shares underlying certain stock options beneficially owned by Mr. Woo representing Common Shares that were granted to Mr. Woo by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 23, 2022, the Issuer completed the Arrangement. The description of the Arrangement is incorporated herein by reference from Item 3 above.

In connection with the Arrangement, the Issuer entered into (i) the Consulting Agreement with Mr. Starke to serve as President of the Issuer and (ii) an employment agreement with Mr. Vaiman to serve as Senior VP Finance of the Issuer (the “Vaiman Employment Agreement”).

Also in connection with the Arrangement, Mr. Starke and certain controlled affiliates entered into a Support and Voting Agreement dated as of October 21, 2022 with the Issuer (the “Support Agreement”), pursuant to which Mr. Starke was granted the right to appoint two nominees to the Board. Accordingly, the Board appointed Mr. Starke and Mr. Woo as directors of the Issuer upon the effectiveness of the Arrangement. Additionally, pursuant to the Support Agreement, the Issuer is required to include Mr. Starke and Mr. Woo as two of seven nominees for election as directors at the annual meeting of shareholders following the closing of the Arrangement (the “2023 Annual Meeting”). The Support and Voting Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Mr. Starke intends to have conversations with the Board and his fellow shareholders regarding the composition of the Board and the performance of the Company. Mr. Starke may also submit notice of his intention to nominate directors for election at the 2023 Annual Meeting to run in opposition to certain incumbent directors, if Mr. Starke’s views are not meaningfully considered by the Board.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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CUSIP No. 339764102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based on an aggregate of 136,938,097 Common Shares outstanding as of March 22, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2023.

A.	Mr. Starke

(a)	As of the close of business on April 20, 2023, Mr. Starke beneficially owned (i) 2,922,889 Common Shares directly, (ii) indirectly, through BTF Investments, Inc., 671,583 Common Shares, (iii) indirectly, through Hampstead Private Capital Limited, 6,006,934 Common Shares and (iv) indirectly, through YT Research, Inc., 116,417 Common Shares.

Percentage: 7.1%

(b)	1. Sole power to vote or direct vote: 9,717,813
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,717,813
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Starke has not entered into any transactions in the securities of the Issuer during the past sixty days.

B.	Mr. Vaiman

(a)	As of the close of business on April 20, 2023, Mr. Vaiman may be deemed to directly beneficially own 436,529 Common Shares.

Percentage: Less than 1%

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CUSIP No. 339764102

(b)	1. Sole power to vote or direct vote: 436,529
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 436,529
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Vaiman has not entered into any transactions in the securities of the Issuer during the past sixty days.

C.	Mr. Woo

(a)	As of the close of business on April 20, 2023, Mr. Woo may be deemed to beneficially own (i) 303,713 Common Shares directly, including 100,000 Common Shares underlying certain stock options beneficially owned by Mr. Woo and (ii) indirectly, through 1317433 B.C Ltd, 40,419 Common Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 344,132
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 344,132
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Woo has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 23, 2022, Mr. Vaiman and the Issuer entered into the Vaiman Employment Agreement as defined and described in Item 4 above, pursuant to which Mr. Vaiman will receive a base salary and be eligible to receive equity awards for service to the Issuer.

On December 23, 2022, Mr. Starke and the Issuer entered into the Consulting Agreement as defined and described in Item 4 above pursuant to which Mr. Starke will receive a base fee and be eligible to receive equity awards for service to the Issuer.

On December 23, 2022, the Issuer issued 100,000 shares of restricted common shares to Mr. Starke pursuant to the Consulting Agreement. Such restricted shares vest on December 23, 2023.

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CUSIP No. 339764102

On March 17, 2023, Mr. Woo received, in his capacity as a director to the Board, a stock option (right to buy) award relating to 100,000 Common Shares, which have a strike price of $0.35, are exercisable on the anniversary of the grant date and expire on March 17, 2033.

On April 20, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and among Clifford Starke, Dany Vaiman and Edward Woo, dated April 21, 2023.

99.2	Executive Employment Agreement, dated December 23, 2022, by and between Flora Growth Corp. and Dany Vaiman (incorporated by reference to Exhibit 10.10 in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2023).

99.3	Consulting Agreement, dated December 23, 2022, by and between Flora Growth Corp. and Clifford Starke (incorporated by reference to Exhibit 10.8 in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2023).

99.4	Support and Voting Agreement, by and among Clifford Starke, BTF Investments Inc., Hampstead Private Capital Ltd., YT Research Inc. and Flora Growth Corp., dated October 21, 2022.

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CUSIP No. 339764102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

/s/ Clifford Starke
CLIFFORD STARKE

/s/ Dany Vaiman
DANY VAIMAN

/s/ Edward Woo
EDWARD WOO

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